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                              April 22, 2024

       Brian Atwood
       Chief Executive Officer
       CERo Therapeutics Holdings, Inc.
       201 Haskins Way, Suite 230
       South San Francisco, CA 94080

                                                        Re: CERo Therapeutics
Holdings, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 10,
2024
                                                            File No. 333-278603

       Dear Brian Atwood:

              We have conducted a limited review of your registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1, Filed April 10, 2024

       Management's Discussion and Analysis of Financial Condition and Results of Operations of
       PBAX, page 124

   1. Please update your registration statement to also include a management's discussion and analysis of financial
condition and results of operations for Legacy CERo. Refer to
                                                        Instruction 1 to
paragraph (b) of Item 303 of Regulation S-K, which requires the discussion to cover the
periods covered by the financial statements included in the filing.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Brian Atwood
CERo Therapeutics Holdings, Inc.
April 22, 2024
Page 2

       Please contact Jessica Dickerson at 202-551-8013 or Suzanne Hayes at 202-551-3675
with any other questions.



                                                        Sincerely,
FirstName LastNameBrian Atwood
                                                        Division of Corporation
Finance
Comapany NameCERo Therapeutics Holdings, Inc.
                                                        Office of Life Sciences
April 22, 2024 Page 2
cc:       Stephen M. Davis, Esq.
FirstName LastName